Exhibit 12.1

Ratio of Earning to Fixed Charges

	2000	Three Months End Dec. 31, 2000	2001	2002	2003	2004

Fixed Charges:
Interest expensed & capitalized	$7,735	$4,285	$16,922	$14,354	$13,372	$12,528
Amortized premiums, discounts, & capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of interest within rental expense	2,749	1,296	5,707	5,845	5,780	6,229
Preference security dividend requirements	—	—	—	—	—	—

Total Fixed Charges	$10,484	$5,581	$22,629	$20,135	$19,152	$18,757

Earnings:
Pretax Income	(2,246)	(3,203)	(13,822)	2,257	3,315	4,546
Fixed Charges	10,484	5,581	22,629	20,135	19,152	18,757
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Co. share of pre-tax losses of equity investees for which charges arriving from guarantees are included in fixed charges	—	—	—	—	—	—

Subtotal	8,238	2,378	8,807	22,392	22,467	23,303

Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of minority subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total	$8,238	$2,378	$8,807	$22,392	$22,467	$23,303

Ratio:	0.8	0.4	0.4	1.1	1.2	1.2